Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of APRIL 2024	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes □ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOURTH QUARTER 2023 HIGHLIGHTS

▪
4Q 2023 INVOICED SALES AMOUNTED TO €84.1 MILLION, REFLECTING A DECREASE OF 27.8% COMPARED TO A STRONG 4Q 2022, WHICH BENEFITTED FROM A €16.9 MILLION REDUCTION IN BACKLOG. NET OF THE BACKLOG EFFECT, THE DECREASE WOULD HAVE BEEN OF 15.5%.
▪
DESPITE THE CHALLENGING MARKET CONDITIONS, WE CONTINUED INVESTING TO STRENGTHEN OUR BRANDED BUSINESS AND TO ACCELERATE THE RESTRUCTURING OF OUR OPERATIONS.
▪
IN 4Q 2023, BRANDED SALES REPRESENTED 92.2% OF TOTAL SALES, CONFIRMING THE TRANSITION TO A LIFESTYLE BRAND, WHICH IS THE RESULT OF MORE THAN A DECADE OF INVESTMENTS. SALES FROM RETAIL WERE 61.7% OF THE TOTAL. THESE PERCENTAGES WERE RESPECTIVELY 85.3% AND 52.2% AT THE BEGINNING OF 2021.
▪
IN 4Q 2023 WE COMPLETED THE ORGANIZATIONAL AND IT INTERVENTIONS TO ENSURE A MODERN MANAGEMENT OF OUR RETAIL AND COMMERCIAL OPERATIONS, WHICH SPREAD ACROSS 678 STORES AND 100 COUNTRIES.
▪
IN 4Q 2023 WE ACCELERATED THE RESTRUCTURING, BOTH WITHIN FACTORIES AND HQ, AS A PART OF OUR LONG-TERM TRANSFORMATION PROCESS TO INCREASE COMPETITIVENESS AND ENHANCE MARGIN GENERATION. IN PARTICULAR, IN 4Q 2023, WE SUSTAINED €5.9 MILLION OF ONE-OFF RESTRUCTURING COSTS.
▪
4Q 2023 GROSS MARGIN, NET OF ONE-OFF RESTRUCTURING COSTS, IS OF 36.2%, COMPARED TO 38.8% IN 4Q 2022 AND 34.6% IN 4Q 2019.
▪
NET OF ONE-OFF RESTRUCTURING COSTS, 4Q 2023 REPORTS AN OPERATING LOSS OF (€1.4) MILLION.
▪
NET FINANCE COSTS OF (€2.8) MILLION, COMPARED TO NET FINANCE COSTS OF (€4.8) MILLION IN 4Q 2022.

FULL YEAR 2023 HIGHLIGHTS

▪
2023 INVOICED SALES AMOUNTED TO €328.6 MILLION, REFLECTING A DECREASE OF 29.9% COMPARED TO 2022, WHICH BENEFITTED FROM A €58.4 MILLION REDUCTION IN BACKLOG. NET OF THE BACKLOG EFFECT THE DECREASE WOULD HAVE BEEN OF 19.9% VS 2022.

2023 Fourth Quarter and Full Year Results 1

▪
IN 2023, WE ACCELERATED OUR RESTRUCTURING, WITH €7.4 MILLION OF ONE-OFF COSTS TO REDUCE THE WORKFORCE BY 514 PEOPLE. THIS RESULTED IN A TOTAL REDUCTION OF 759 PEOPLE FROM 2021 TO 2023. THIS REPRESENTS A REDUCTION OF 17.5%, LEADING TO €22.6 MILLION IN ANNUAL SAVINGS COMPARED TO 2021 LABOUR COST.
▪
2023 GROSS MARGIN, NET OF RESTRUCTURING COSTS, IS OF 36.3%, COMPARED TO 35.6% IN 2022 AND 31.0% IN 2019.
▪
2023 REPORTS AN OPERATING LOSS OF (€2.1) MILLION, EXCLUDING THE IMPACT OF RESTRUCTURING COSTS.
▪
NET FINANCE COSTS OF (€8.5) MILLION, COMPARED TO NET FINANCE COSTS OF (€5.2) MILLION IN 2022, MAINLY DUE TO PERSISTING RISING INTEREST RATES.
▪
IN 2023 WE INVESTED €11.8 MILLION, OF WHICH €4.6 MILLION IN RETAIL EXPANSION AND €7.2 MILLION TO UPGRADE PRODUCTION FACILITIES, IN ADDITION TO THE ABOVE-MENTIONED RESTRUCTURING ONE-OFF COSTS.
▪
AS OF DECEMBER 31, 2023, WE HELD €33.6 MILLION IN CASH, COMPARED TO €37.1 MILLION OF CASH AS OF SEPTEMBER 30, 2023.

***

Santeramo in Colle (BA), April 5, 2024 – Natuzzi S.p.A. (NYSE: NTZ) (“we”, “Natuzzi” or the “Company” and, together with its subsidiaries, the “Group”), one of the most renowned brands in the production and distribution of design and luxury furniture, today reported its unaudited financial information for the fourth quarter and full year ended December 31, 2023.

Pasquale Natuzzi, Chairman of the Group, commented: “Market conditions for the furniture industry have remained challenging during 2023. It's evident that the furniture industry faced extraordinary conditions in 2023, with major markets experiencing a significant slowdown in demand, following two consecutive strong years post-COVID. In this context, we continued investing to complete the transition to a lifestyle brand, with direct access to consumers through retail. This is a process I initiated about 20 years ago, which represented a profound transformation of the Group I founded 65 years ago as a manufacturing company, focused on the value segment of the market. Being globally recognized as a Brand in the high-end segment of the market and delivering a superior in-store customer experience has been a long journey that forced us to review our processes, competences, and industrial capabilities. I am now witnessing the progress of this hard work, which, in the current market conditions, is even more important to competing and reaffirming our leadership. Our team has been working with determination also to evolve our production and increase our operational agility, dealing with

2023 Fourth Quarter and Full Year Results 2

the industrial legacy of our origins. Drawing from my 65 years of experience, in times such as these, it's imperative to persevere in investment to strengthen our commercial core assets while pursuing restructuring initiatives; this is the agenda our management has been focusing on in 2023.”

Antonio Achille, CEO of the Group, commented: “2023 has clearly been a challenging year for the overall industry. In the main markets of our operations, North America, China and Europe, the real estate, which is a primary source of new demand, has been stagnant, because of the negative economic situation and high interest rates. Consumers remained very prudent when it comes to invest in durable products. This has been reflected on our business, with a decrease in sales.

In this context, we continue working and investing in the two fundamentals pillars for our transformation: completing the transition to a brand-life style and restructure our operations.

On the commercial front, Natuzzi today has completed the transition to a brand / retail group. 92.2% of our sales comes from Branded and 61.7% comes from retail. These percentage were respectively 85.3% and 52.2% at the beginning of 2021.

In 2023, with an acceleration in the last quarter, we have invested significantly to increase the control of our global retail and commercial operations. This has led to two initiatives, respectively aimed at improving the retail and the other at managing our galleries and wholesales business.

To improve retail performance, we have established the Global Retail Division under the leadership of Diego Babbo, a manager with more than 20 years’ experience in Retail.
This division is dedicated to modernizing and professionalizing our retail approach by developing tools to support our Regions and Dealers in enhancing the retail performances and elevate the in-store customer experience. We have standardized all retail related KPIs to accelerate the diagnosis of areas requiring immediate intervention to foster organic growth. Leveraging the experience we have matured in our direct stores, we now offer our franchising partners turn-key retail programs, which include IT systems, training, and guidelines on store layout, merchandising, and visuals. To improve the productivity of our DOS and Franchise partners we closed the tail of not performing stores.

On the wholesale front, we introduced the Natuzzi Commercial Excellence Program. This program allows us to assign specific targets to each business account and drive commercial priorities for each of our 304 employees in the global commercial team. This constitutes a significant change in our way of working, which enables us to centrally manage and control the activities of our field force and independent dealers globally. In our search to become a

2023 Fourth Quarter and Full Year Results 3

consumer centric company, we introduced a Consumer CRM to maintain a constant dialogue between our stores and clients, serving also to increase loyalty and incentivize product repurchase.

As a results of these investments and actions taken over the last 12 months, the control on our retail and wholesale business is now significantly stronger and we are confident that this will allow us to accelerate organic growth.

In 2023, despite the negative market conditions, based on the confidence of our brand and retail project, we opened 9 DOS, of which 6 in North America, namely in San Diego, Houston, Miami, Atlanta, Frisco. One notable new opening is the flagship in Manhasset situated in one of the most performing streets in Long Island. In addition, we opened 3 DOS managed by our JV in China.

Today Natuzzi has 678 stores (DOS and FOS) around the world and 665 branded galleries. This constitutes a significant platform for organic growth and a distinctive competitive advantage. Among the 100 markets where we distribute our products, we have identified 3 strategic regions where to prioritize our future investment, namely the US, China, and Europe, with a focus on the UK and Italy. Let me provide an update on each of these three markets.

In US, we opened 6 DOS, 1 FOS and 7 Natuzzi galleries. We reviewed the leadership organization to ensure focus on the two main components of our business: Lou Mossotti, has been recently appointed to lead the retail with Scott Kruger, focusing on the development of our gallery and our wholesale business. We also strengthen our commercial team in the US, with the introduction of 14 new agents, reaching the total of 24 agents.

Out of the 678 stores, 346 stores are located in China, of which 97 Natuzzi Italia and 249 Natuzzi Editions. We do not consolidate our China stores as they are part of our 49% stake in the joint venture (JV) we established in 2018. In 2023, we made significant investments to align the JV team with our modern retail approach and to ensure visibility into the JV's performance at a granular level within our IT system. This allows us to support the local JV team in enhancing performance through strategic choices in stores layout, merchandising, branding, and customer experience.

Europe has been mostly exposed to the negative consumer dynamics in 2023. In UK, which is our largest market in Europe, we are working to reduce our presence in multi-brand distributors to focus and favor the performance of the 30 mono-brand stores, of which 13 Natuzzi Italia and 17 Natuzzi Editions. In Italy, we operate 78 stores, 12 of which are Directly Operated Stores (DOS) distributing our Natuzzi Editions collection under the historical local banner Divani & Divani by Natuzzi. We are working to elevate the positioning of our brand

2023 Fourth Quarter and Full Year Results 4

by leveraging the distinctive assets of our Group and collections, in contrast to local competitors who rely heavily on aggressive promotion and communication.

On the restructuring front, we continued addressing the industrial legacy of the group, particularly in Italy, as we transition into a lifestyle brand with our brands positioned in the high/medium price segments of the market. This legacy includes large manufacturing facilities established during a time when Natuzzi had a significant output, producing across various price ranges and acting as a third-party producer. In 2023, we accelerated our restructuring, with €7.4 million one-off costs to reduce the workforce by 514 people. This resulted in a total reduction of 759 workers from 2021 to 2023, of which 266 workers from Italian factories and HQ. This, in total, represents a reduction of 17.5%, leading to €22.6 million in annual savings compared to 2021.

We executed the staff restructuring, in compliance with our ethics standards and with the labor regulations of the different markets which are particularly restrictive in some geographic areas we operate, chiefly in Italy. In doing so, we always ensure that this operations have a break-even of 12-16 months and we measure their NPV on the mid-term.

Following is a recap of the number of people involved in restructuring at Group level in the three-year period 2021-2023, the related costs and expected savings.

	2021	2022	2023	Total
People involved in restructuring (units)	91	154	514	759
Restructuring cost (€/mln)	1.0	2.6	7.4	11.0
Yearly saving -labor costs only- (€/mln)	3.6	5.7	13.3	22.6
€/mln

At the same time, we have invested to introduce the competences which are needed to ensure the success of our brand retail business which include marketing, retail, merchandising, finance and IT, to better support growth activities and the digital transformation of the Company.

***

4Q 2023 CONSOLIDATED REVENUE

2023 Fourth Quarter and Full Year Results 5

4Q 2023 consolidated revenue amounted to €84.1 million, from €116.5 million in 4Q 2022. 4Q 2023 were affected by the persisting macroeconomic and industry-specific challenges, resulting in a reduced consumers’ spending capacity and postponement of durable purchases. Furthermore, 4Q 2023 compares with a strong 4Q 2022 that benefitted from a €16.9 million reduction in post-COVID backlog.

Excluding “other sales” of €2.4 million, 4Q 2023 invoiced sales from upholstered and other home furnishings products amounted to €81.7 million, compared to €113.4 million in 4Q 2022.

Revenues from upholstered and other home furnishings products are hereafter described according to the main dimensions of the Group’s business:

•
A: Branded/Unbranded Business
•
B: Key Markets
•
C: Distribution
A.
Branded/Unbranded business

The Group operates in the branded business (with Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) and the unbranded business, the latter with collections dedicated to large-scale distribution.

A1. Branded business. Within the branded business, Natuzzi is pursuing a dual-brand strategy:

i)
Natuzzi Italia, our luxury furniture brand, offers products entirely designed and manufactured in Italy and targets an affluent and more sophisticated global consumer with a highly inspirational collection that is largely the same across all our global stores to best represent our Brand. Natuzzi Italia products are almost exclusively sold in mono-brand stores (directly operated or franchises).
ii)
Natuzzi Editions, our contemporary collection, offers products entirely designed in Italy and produced in different plants strategically located to best serve individual markets (mainly China, Romania and Brazil). Natuzzi Editions products are distributed in Italy under the brand Divani&Divani by Natuzzi, which is manufactured in Italy to shorten the lead time to serve the Italian market where the brand is distributed. The store merchandising of Natuzzi Editions, starting from a common collection, is tailored to best fit the opportunities of each market. The Natuzzi Editions products are sold primarily through galleries and selected mono-brand franchise stores.

2023 Fourth Quarter and Full Year Results 6

In 4Q 2023, Natuzzi’s branded invoiced sales amounted to €75.3 million, compared to €103.9 million in 4Q 2022. In the context of declining consumer spending and postponement of durable purchase, Natuzzi Italia has been affected strongly given its premium positioning versus Natuzzi Editions.

The following is the contribution of each Brand to 4Q 2023 invoiced sales:

•
Natuzzi Italia invoiced sales amounted to €26.6 million, from €51.8 million in 4Q 2022. As anticipated, in the current generalized context of declining consumer spending and postponement of durable purchase, Natuzzi Italia has been strongly affected given its premium positioning. In addition, 4Q 2023 compares to a strong 4Q 2022, which benefitted from about €8 million of backlog reduction.

In China, sales continued to be affected by the overstock and negative economic and industry-specific momentum reported by our JV in China, whereas Europe still struggles with a difficult macroeconomic context and geopolitical instability.

•
Natuzzi Editions invoiced sales (including invoiced sales from Divani&Divani by Natuzzi) amounted to €48.7 million, from €52.1 million in 4Q 2022. Specifically, while the Divani&Divani by Natuzzi sales were affected by a more aggressive competitive arena in Italy, Natuzzi Editions sales were flat compared to 4Q 2022, thanks to the 6 Natuzzi Editions stores opened in the US between the second part of 2022 and 2023, whose overall productivity increased in 4Q 2023, offsetting the weak performance in other regions.

A2. Unbranded business. Invoiced sales from our unbranded business amounted to €6.4 million in 4Q 2023, from €9.5 million in 4Q 2022. The Company’s strategy is to focus on selected large accounts and serve them with a more efficient go-to-market model.

B.
Key Markets

Below is a breakdown of 4Q 2023 upholstery and home-furnishings invoiced sales compared to 4Q 2022, according to the following geographic areas.

	4Q 2023	4Q 2022	Delta €	Delta %
North America	25.9	30.6	(4.7)	(15.4%)
Greater China	7.1	10.5	(3.4)	(32.1%)

2023 Fourth Quarter and Full Year Results 7

West & South Europe	24.5	41.1	(16.6)	(40.4%)
Emerging Markets	11.8	16.6	(4.9)	(29.2%)
Rest of the World*	12.4	14.6	(2.1)	(14.6%)
Total	81.7	113.4	(31.7)	(27.9%)

Figures in €/million, except percentage.

*Include South and Central America, Rest of APAC.

The performance of invoiced sales in North America was curbed mainly by the weak performance of the wholesale channel, as distributors continue to be focused on reducing their stock rather than placing new orders.

In Greater China, the furniture industry continues to face persistent challenges, driven by a more prudent consumers’ willingness to invest in durables and the difficulties of the real estate market. Additionally, the joint venture is actively working to reduce the inventory of Natuzzi Italia products accumulated during 2022, thus leading to a reduced level in new orders. In China, we are stabilizing the organizational structure with the aim to improve the performances as well as focusing on the upgrade of the store concepts to provide a more comprehensive store experience. Lastly, we are harmonizing the merchandising offer to better represent the Natuzzi DNA while addressing the customers’ local taste.

C.
Distribution

During 2023, the Group distributed its branded collections in 110 countries, according to the following table.

	Direct Retail	FOS	Total retail stores as of Dec. 31, 2023
North America	21(1)	8	29
West & South Europe	33	101	134
Greater China	21(2)	325	346
Emerging Markets	─	75	75
Rest of the World	4	90	94
Total	79	599	678

In an effort to continuously improve the productivity of our DOS and Franchise partners we closed the tail of not performing stores.

The Group also sells its branded products by means of 665 points of sales located in five continents, encompassing mostly shop-in-shop galleries (including 12 Natuzzi Concessions, i.e., store-in-store points of sale directly managed by the Mexican subsidiary of the Group).

2023 Fourth Quarter and Full Year Results 8

(1) Included 3 DOS in the U.S. managed in joint venture with a local partner. As the Natuzzi Group does not exert full control in each of these DOS, we consolidate only the sell-in from such DOS.

(2) All directly operated by our joint venture in China. As the Natuzzi Group owns a 49% stake in the joint venture and does not control it, we consolidate only the sell-in from such DOS.

FOS = Franchise stores managed by independent partners.

During 4Q 2023, Group’s invoiced sales from direct retail, DOS and Concessions directly operated by the Group, amounted to €19.2 million, compared to €22.2 million in 4Q 2022.

In 4Q 2023, invoiced sales from franchise stores amounted to €31.3 million, compared to €46.6 million in 4Q 2022.

We continue executing our strategy to evolve into a Brand/Retailer and improve the quality of our distribution network. The weight of the invoiced sales generated by the retail network (Direct retail and Franchise Operated Stores, or FOS) on total upholstered and home furnishings business in 4Q 2023 was 61.7% compared to 60.7% in 4Q 2022 and 51.5% in 4Q 2019.

The Group also sells its products through the wholesale channel, consisting primarily of Natuzzi-branded galleries in multi-brand stores, as well as mass distributors selling unbranded products. During 4Q 2023, invoiced sales from the wholesale channel amounted to €31.3 million, compared to €44.6 million in 4Q 2022 and €46.4 million in 4Q 2019.

4Q 2023 GROSS MARGIN

During 4Q 2023, net of restructuring costs, we had a gross margin of 36.2%.

The decrease in sales between 4Q 2023 and 4Q 2022 resulted in a higher incidence of fixed costs on sales, which has been partially offset by increased efficiency in the average consumption of raw materials, improved brand and channel mix, as well as pricing discipline.

Indeed, 4Q 2023 cost of labor included €5.1 of one-off extraordinary costs connected to the reduction plan of workers, especially within the Italian factories.

The application of the related accounting principle imposed us to accrue the overall restructuring cost as soon as the corresponding liability arises, the majority of which occurred in the fourth quarter of 2023, while all the benefits will be reflected starting from 2024.

We will continue to go in this direction, as the increase in the Group’s flexibility to enhance gross margin is among our top priorities of our plans.

2023 Fourth Quarter and Full Year Results 9

4Q 2023 OPERATING EXPENSES

During 4Q 2023 we have reduced the operating expenses (which include selling expenses, administrative expenses, other operating income/expenses, and the impairment of trade receivables) by €8.7 million, passing from (€41.3) million in 4Q 2022 to (€32.6) million in 4Q 2023.

While the Company is focused on decreasing those discretionary costs that are not directly connected to sales, the limited turnover reported in the quarter have hindered its ability to effectively absorb fixed costs. Consequently, this has led to an increase in the percentage weight of the overall operating expenses in relation to revenue.

Specifically, the overall €8.7 million reduction is mainly due to the following:

─
a €8.4 million reduction in transportation costs, as result of renegotiation of transportation rates and lower volume delivered;
─
a €1.2 million reduction in custom duties due to fewer products manufactured in Asia.

Such reduction in costs was partially offset by:

─
a €0.7 million increase due to one-off costs in connection to the staff reduction plan at the HQ in Italy, and
─
a €0.2 million increase in amortization following the DOS openings in 2023.

The Company will continue to focus on reducing selling and administrative expenses also in 2024, by renegotiating contracts with suppliers, reviewing its staff allocation at retail level, and by reviewing its overall processes, looking for further efficiency.

4Q 2023 NET FINANCE INCOME/(COSTS)

During 4Q 2023, the Company accounted for (€2.8) million of Net Finance costs compared to Net Finance costs of (€4.8) million in 4Q 2022. Rising interest rates continue to adversely impact our results principally in terms of increased interest expense of rental contracts as well as third-party financing, notwithstanding the outstanding bank debt in the quarter on average decreased compared to 4Q 2022.

KEY RESULTS: FULL YEAR 2023

During 2023, the Company reported the following results:

─
Total revenue of €328.6 million, compared to €468.5 million in 2022.

2023 Fourth Quarter and Full Year Results 10

─
We had a gross margin of 34.3%, from 35.1% and 29.7% reported in 2022 and 2019, respectively. 2023 gross margin also includes (€6.3) million of restructuring costs connected to the overall reduction plan of workers at Group level.
─
Depreciation and amortization for the period, which also include the depreciation charge of right-of-use assets related to the operating leases and accounted for in the cost of sales, selling and administrative expenses, amounted to €22.4 million in 2023, compared to €21.7 million and €25.1 million in 2022 and 2019, respectively.
─
We had an operating loss of (€9.5) million, compared to an operating profit of €8.5 million in 2022 and an operating loss of (€22.5) million in 2019. 2023 operating loss of (€9.5) million includes (€7.4) million of extraordinary costs to reduce the number of workforce, and specifically:
i)
within the cost of sales, the above-mentioned (€6.3) million of labor-related restructuring costs;
ii)
within selling and administrative expenses, a (€1.1) million of labor-related restructuring costs in connection to the reduction plan of employees in Italy.
─
Net Finance costs were (€8.5) million, mainly as a result of rising interest rates, compared to Net Finance costs of (€5.2) million in 2022 and net finance costs of (€9.9) million in 2019.
─
We had a loss after tax for the period of (€16.2) million, which compares to a profit after tax of €1.3 million in 2022 and to a loss after tax of (€33.7) million in 2019.

BALANCE SHEET AND CASH FLOW

During 2023, €3.2 million of net cash were provided by operating activities as a result of:

─
a loss for the period of (€16.2) million;
─
adjustments for non-monetary items of €26.9 million, of which depreciation and amortization of €22.4 million;
─
a €0.7 positive contribution from working capital change, mainly as a result of a €8.0 million decrease in the inventory level, a €9.8 million decrease in trade receivables and other assets, partially offset by a (€11.2) million decrease in trade payables and other liabilities, and (€4.4) million for payments connected to the reduction of workforce;
─
interest and taxes paid for (€8.3) million.

2023 Fourth Quarter and Full Year Results 11

During 2023, (€7.9) million of cash were used in investing activities, as a result of (€11.8) million of net capital expenditure partially offset by €3.0 million collected from our JV in China at the beginning of the year following the share capital reduction, and a €0.9 million of public grant received by the Italian Government in connection with the modernization plan of the Italian factories.

In the same period, (€15.7) million of cash were used in financing activities, mainly due to the repayment of long-term borrowing for (€8.7) million, (€6.7) million for short-term borrowing repayment and (€11.1) million for lease-related payments, partially offset by the €10.9 million of new financing, namely €6.4 million as subsidized loans in connection with a program of public incentives aimed at upgrading the Italian plants and €4.5 in favor of our Romanian subsidiary.

As a result, as of December 31, 2023, cash and cash equivalents was €33.6 million.

As of December 31, 2023, we had a net financial position before lease liabilities (cash and cash equivalents minus long-term borrowings minus bank overdraft and short-term borrowings minus current portion of long-term borrowings) of (€6.6) million, compared to €7.9 million as of December 31, 2022.

*******

CONFERENCE CALL

The Company will host a conference call on Monday April 8, 2024, at 10:00 a.m. U.S. Eastern time (4.00 p.m. Italy time, or 3.00 p.m. UK time) to discuss financial information.

To join live the conference call, interested persons will need to either:

i)
dial-in the following number:

Toll/International: + 1-412-717-9633, then passcode 39252103#,

or

2023 Fourth Quarter and Full Year Results 12

ii)
click on the following link:

https://www.c-meeting.com/web3/join/3PQUFXRW48XTKQ to join via video. Participants also have option to listen via phone after registering to the link.

*******

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the fourth quarter of 2023 and 2022 on the basis of IFRS-IAS (expressed in millions Euro, except as otherwise indicated)

	Fourth quarter ended on		Change	Percentage of revenue
	31-Dec-23	31-Dec-22%		31-Dec-23	31-Dec-22
Revenue	84.1	116.5	-27.8%	100.0%	100.0%
Cost of Sales	(58.8)	(73.4)	-19.9%	-69.9%	-63.0%
Gross profit	25.4	43.1	-41.2%	30.1%	37.0%
Gross profit, net of restructuring	30.5	45.2	-32.5%	36.2%	38.8%
Other income	1.1	1.7		1.3%	1.5%
Selling expenses	(23.2)	(32.1)	-27.9%	-27.5%	-27.6%
Administrative expenses	(10.4)	(9.5)	8.6%	-12.3%	-8.2%
Impairment on trade receivables	0.1	(0.0)		0.1%	0.0%
Other expenses	(0.3)	(1.4)		-0.3%	-1.2%
Operating profit/(loss)	(7.3)	1.8		-8.6%	1.5%
Operating profit/(loss), net of restructuring	(1.4)	4.2		-1.6%	3.6%
Finance income	0.2	0.2		0.3%	0.2%
Finance costs	(2.6)	(2.7)		-3.1%	-2.3%
Net exchange rate gains/(losses)	(0.4)	(2.4)		-0.5%	-2.0%
Net finance income/(costs)	(2.8)	(4.8)		-3.4%	-4.1%
Share of profit/(loss) of equity-method investees	0.5	(1.6)		0.6%	-1.4%
Profit/(Loss) before tax	(9.6)	(4.6)		-11.4%	-4.0%
Income tax expense/(benefit)	(0.2)	(0.6)		-0.3%	-0.5%
Profit/(Loss) for the period	(9.8)	(5.3)		-11.6%	-4.5%
Profit/(Loss) attributable to:
Owners of the Company	(9.8)	(6.0)
Non-controlling interests	(0.0)	0.7

2023 Fourth Quarter and Full Year Results 13

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the twelve months of 2023 and 2022 on the basis of IFRS-IAS (expressed in millions Euro, except as otherwise indicated)

	Twelve months ended on		Change	Percentage of revenue
	31-Dec-23	31-Dec-22%		31-Dec-23	31-Dec-22
Revenue	328.6	468.5	-29.9%	100.0%	100.0%
Cost of Sales	(215.8)	(304.2)	-29.1%	-65.7%	-64.9%
Gross profit	112.9	164.3	-31.3%	34.3%	35.1%
Gross profit, net of restructuring	119.2	166.6	-28.4%	36.3%	35.6%
Other income	7.1	6.5		2.2%	1.4%
Selling expenses	(91.4)	(124.9)	-26.9%	-27.8%	-26.7%
Administrative expenses	(37.6)	(35.5)	6.0%	-11.4%	-7.6%
Impairment on trade receivables	(0.0)	(0.3)		0.0%	-0.1%
Other expenses	(0.5)	(1.7)		-0.1%	-0.4%
Operating profit/(loss)	(9.5)	8.5		-2.9%	1.8%
Operating profit/(loss), net of restructuring	(2.1)	11.0		-0.6%	2.4%
Finance income	0.9	0.9		0.3%	0.2%
Finance costs	(9.3)	(8.5)		-2.8%	-1.8%
Net exchange rate gains/(losses)	(0.1)	2.4		0.0%	0.5%
Net finance income/(costs)	(8.5)	(5.2)		-2.6%	-1.1%
Share of profit/(loss) of equity-method investees	2.9	0.4		0.9%	0.1%
Profit/(Loss) before tax	(15.1)	3.6		-4.6%	0.8%
Income tax expense	(1.1)	(2.3)		-0.3%	-0.5%
Profit/(Loss) for the period	(16.2)	1.3		-4.9%	0.3%
Profit/(Loss) attributable to:
Owners of the Company	(16.1)	(0.5)
Non-controlling interests	(0.1)	1.8

2023 Fourth Quarter and Full Year Results 14

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of financial position (condensed) on the basis of IFRS-IAS (Expressed in millions of Euro)

	31-Dec-23	31-Dec-22

ASSETS
Non-current assets	188.6	177.6
Current assets	149.7	191.0
TOTAL ASSETS	338.3	368.6

EQUITY AND LIABILITIES
Equity attributable to Owners of the Company	68.9	87.9
Non-controlling interests	4.3	4.7
Non-current liabilities	110.4	95.3
Current liabilities	154.7	180.8
TOTAL EQUITY AND LIABILITIES	338.3	368.6

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of cash flows (condensed)
(Expressed in millions of Euro)	31-Dec-23	31-Dec-22

Net cash provided by (used in) operating activities	3.2	18.7

Net cash provided by (used in) investing activities	(7.9)	(4.6)

Net cash provided by (used in) financing activities	(15.7)	(13.5)

Increase (decrease) in cash and cash equivalents	(20.4)	0.5

Cash and cash equivalents, beginning of the year	52.7	52.2

Effect of movements in exchange rates on cash held	(0.8)	(0.1)

Cash and cash equivalents, end of the period	31.6	52.7

For the purpose of the statements of cash flow, cash and cash equivalents comprise the following:
(Expressed in millions of Euro)	31-Dec-23	31-Dec-22
Cash and cash equivalents in the statement of financial position	33.6	54.5
Bank overdrafts repayable on demand	(2.0)	(1.8)
Cash and cash equivalents in the statement of cash flows	31.6	52.7

2023 Fourth Quarter and Full Year Results 15

***

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be expressed in a variety of ways, including the use of future or present tense language. Words such as “estimate,” “forecast,” “project,” “anticipate,” “likely,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “would,” “may,” “might,” “will,” “strategy,” “synergies,” “opportunities,” “trends,” “ambition,” “objective,” “aim,” “future,” “potentially,” “outlook” and words of similar meaning may signify forward-looking statements. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements including, but not limited to, potential risks and uncertainties described at page 3 of this document relating to the supply-chain, the cost and availability of raw material, production and shipping and the modernization of our Italian manufacturing and those relating to the duration, severity and geographic spread of the COVID-19 pandemic, actions that may be taken by governmental authorities to contain the COVID-19 pandemic or to mitigate its impact, the potential negative impact of COVID-19 on the global economy, consumer demand and our supply chain, and the impact of COVID-19 on the Company's financial condition, business operations and liquidity, as well as the geopolitical tensions and market uncertainties resulting, among the others, from the Russian invasion of Ukraine and current conflict and the recent conflict in the Middle East. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. With a global retail network of 678 monobrand stores in addition to 665 galleries as of December 31, 2023, Natuzzi distributes its collections worldwide. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

For information:

Natuzzi Investor Relations

Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication

Giancarlo Renna (Communication Manager) | tel. +39. 342.3412261 | grenna@natuzzi.com

Giacomo Ventolone (Press Office) | tel. +39.335.7276939 | gventolone@natuzzi.com

2023 Fourth Quarter and Full Year Results 16

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	APRIL 5, 2024	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi